

May 11, 2015

Jason Gorevic
Chief Executive Officer
Teladoc, Inc.
2 Manhattanville Road, Suite 203
Purchase, New York 10577

> **Re: Teladoc, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 24, 2015**
> **CIK No. 0001477449**

Dear Mr. Gorevic:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Value Proposition for Our Members, page 6

1. We refer to your disclosure in the second, third and seventh bullet point on page 7. We also note your reference to independent studies showing cost-efficient care, superior experience of medical care and beneficiary satisfaction. Please identify each independent study, the investigators conducting these studies and how each study measured a "superior experience," the 92% Member resolution following a visit and the 95% satisfaction rate. Please modify comparable disclosure throughout your prospectus.

Value Proposition for Clients, page 6
Leading Solution and First Mover Advantage, page 7

2. We note your references to the National Committee for Quality Assurance, or NCQA on pages 6 and 7 and its certification of your company. In that regard, we note that the

NCQA is not specific to the healthcare or telemedicine industry. Please expand your disclosure in these sections, where appropriate, to disclose the following information:

- The origin, organization, sources of funding, duration, purpose and membership of the NCQA;
- The development of the telemedicine standards certified by the NCQA (i.e. who, when and how were these standards developed); and
- The specific standards related to the delivery of healthcare services that NCQA verified when it provided its certification.

Alternatively, if the registrant cannot provide the information requested above or if no accepted industry-wide standard for telemedicine companies currently exists, the registrant should delete the references throughout the prospectus to the NCQA and the certification received by the company.

Use of Proceeds, page 51

3. We refer to our prior comment 15. We also note your response that the Company, "has no current specific plan for the proceeds, or a significant portion thereof, from the offering." Pursuant to Item 504 of Regulation S-K, where the registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering. Please revise your disclosure to discuss the principal reasons for your offering in accordance with Item 504 of Regulation S-K.

Case Studies, page 91

4. Please revise your disclosure to provide a discussion of your independent party research including:
- The identity of the organization providing the studies, its main business, length of operation, location, the length of engagement by the company to provide the services and the aggregate cost to provide the two studies.
- Why the company commissioned the studies and how the company has used and intends to use the information provided in the studies.
- The basic parameters and methodology of each study (i.e. "per-Member-per-month" and "episode-based").

5. Please expand your disclosure to provide additional information about the finer points of the methodologies employed in the studies. For example:
- In order to minimize variability from other sources did the "per Member-per-month" methodology compare before and after Teladoc spending by the same Members utilizing the same benefits scheme?
- Did each study compare the same length of time for the before and after comparison periods?
- How were the selected episodes chosen to compare the historical data and what proportion of total benefits paid comprised the episodes chosen?

- How did each study determine the episodes chosen provided a representative sampling of covered episodes?
- Did the comparison cost for the episode-based analysis compare the home improvement retailer beneficiaries' costs using Teladoc with the home improvement retailer beneficiaries' costs using traditional providers during the same benefits year, again to minimize other sources of variability?
- In view of the regulatory changes in the healthcare industry including the Affordable Care Act are the types of comparisons utilized by the studies possible or reliable?
- Were the comparison groups for each medical condition large enough to provide reliable comparisons?
- How did the studies determine which follow-up costs were related to the same condition for Teladoc and non-Teladoc users? In that regard, would claims information as opposed to clinical information be sufficient to make these determinations?
- How did the studies evaluate whether spending on prescription medications was related to treating the same or other conditions?

Rent-A-Center, page 92

6. We note your disclosure regarding the independent study relating to 29,902 beneficiaries of Rent-A-Center.   Please clarify whether the beneficiaries included in the study represented all of the all beneficiaries of the Client.

7. Based on your disclosure as to the amount of money saved for each dollar spent by the two clients discussed on pages 91 and 92, the home improvement retailer's total cost to provide the service to all Members was $593,406 and Rent-A-Center's total cost to provide the service to all Members was $146,610.   Please revise your disclosure to include the total amount spent by each Client to provide access to its Members. If the amounts spent by each Client differ from those cited above please provide the respective amounts in your prospectus and advise us as to the computation of the relative spend that produced the respective return on investment described in your prospectus.

Facilities, page 95

8. We note your response to our prior comment 30. We also note Exhibit 10.16 is filed as your only material lease. In that regard, please revise your disclosure on page 95 to indicate whether you own or lease your proposed physician operations center in Dallas, Texas.

Item 14. Indemnification of Directors and Officers, page II-2

    9. Please revise your cross reference to Exhibit 10.5 in the last paragraph of Item 14 to accurately reference your indemnification agreement to be filed as an exhibit to your draft registration statement.

    You may contact Vanessa Robertson at 202-551-3649 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any other questions.

    Sincerely,

    /s/ Jeffrey P. Riedler

    Jeffrey P. Riedler
    Assistant Director

cc: Via E-mail
    Marc D. Jaffe
    Latham & Watkins LLP